FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 7/19/02

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30868

For July 19, 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: July 19, 2002

By:

Koichi Suzuki
President

EXHIBIT 1

For Immediate Release

IIJ Group to Discuss with PoweredCom for Possible Integration of Operations

Tokyo, July 18, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) and Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today confirmed that IIJ and Crosswave have been exploring the possibility of integrating their business operations with PoweredCom, Inc. ("PoweredCom"), while the parties have not yet entered into any memorandum of understanding and the proposed terms of any such memorandum of understanding or of any possible integration have not yet been determined.

Certain news media reported today a possible alliance or business integration between IIJ and PoweredCom.

The parties stated that the aim of such potential business integration would be to build a strong organization, maximizing synergies achieved through the integration of the business resources and expertise of these companies. Through any such potential business integration, the parties would aim to take the lead in accelerating Japan's technological innovation and advancement in the telecommunications market, in order to meet the challenges and opportunities arising from structural changes in the market. The parties expect to come to an agreement by the end of December 2002.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

About PoweredCom

PoweredCom is a 32.06% owned affiliate of Tokyo Electric Power Company, Incorporated. PoweredCom provides data communications services, utilizing a nationwide optical fiber network owned and operated by PNJ Group, a consortium of PoweredCom and telcom business subsidiaries of ten regional electric power companies. PNJ Group has one of Japan's largest optical fiber network stretching over 200,000 kilometers nationwide. PoweredCom offers one-stop solutions for data communication services and leased-line services to business clients, including WAN Ethernet service, point-to-point Ethernet service, IP-VPN (virtual private network) service, and Internet access and data center services.

The statements within this release contain forward-looking statements about IIJ Group's (specifically, IIJ and Crosswave) future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements include changes in the competitive environment, changes in the strategy, results of operations or financial condition of any of the companies involved and other factors.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

Ms. Kayoko Miyako, Crosswave Investor Relations Office
Tel: +81-3-5205-4580 E-mail: ir@cwc.co.jp URL: http://www.cwc.co.jp/